UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1. Press release issued by ABB Ltd dated April 27, 2006.

This Form 6-K is deemed filed for all purposes under the Securities Act of 1933 and the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

ABB Group Q1 results 2006

Press Release

ABB reports strong Q1 results

•                  Favorable markets fuel continued organic growth in orders and revenues

•                  EBIT up 30 percent to $509 million, EBIT margin at 9.4 percent

•                  Net income at $204 million despite $89-million impact of asbestos shares

•                  Cash flow from operations improved $249 million

Zurich, Switzerland, April 27, 2006 – ABB today reported a 30-percent increase in earnings before interest and taxes (EBIT) and strong top-line growth for the first three months of 2006 compared to the same period in 2005.

Net income increased slightly to $204 million from $199 million in the same quarter in 2005, despite an $89-million expense in Discontinued operations to account for the change in value of ABB shares to cover asbestos liabilities.

“We’ve made a great start into 2006,” said Fred Kindle, ABB President and CEO. “We delivered strong profitable growth in the first quarter thanks to our leading positions in fast-growing markets and our sharp focus on improving operational performance. The accounting treatment of the asbestos shares dampened otherwise solid growth in net income.”

			Change
2006 Q1 key figures	Q1 06	Q1 05(1)	US$	Local
$ millions unless otherwise indicated
Orders	7,090	6,166	15%	21%
Revenues	5,420	5,060	7%	13%
EBIT	509	391	30%
EBIT margin (%)	9.4%	7.7%
Net income	204	199
Net margin (%)	3.8%	3.9%
Basic and diluted net income per share ($)	0.10	0.10
Cash flow from /(used in) operating activities	39	(210)

(1)Adjusted to reflect the reclassification of activities to Discontinued operations

Orders in the first quarter grew by 15 percent (local currencies: 21 percent) compared to the same quarter last year and revenues were 7 percent higher (local currencies: 13 percent). Orders and revenues were higher in all regions and all divisions, except Robotics and Non-core activities.

Order growth was strongest in the Middle East and Asia regions, fueled primarily by increasing demand for additional power and industrial infrastructure linked to economic growth and high oil prices. In Europe and the Americas, orders to refurbish power grids and improve the performance of existing industrial production were the main drivers of growth.

Compared to the first quarter of 2005, EBIT grew 30 percent to $509 million and the EBIT margin reached 9.4 percent on the combination of higher revenues, increased factory loadings, further operational efficiencies, cost reduction measures and improved project selection and execution.

Cash flow from operating activities was $39 million, an improvement of $249 million versus the first quarter of 2005, primarily reflecting higher cash flows in the Power Products division and Non-core activities compared to the same quarter in 2005.

The balance sheet continued to strengthen during the quarter. Gearing declined further to 50 percent from 52 percent at the end of the previous quarter while net debt decreased by $81 million to $427 million despite an increase in working capital related to the execution of large project orders won in recent quarters.

Base orders (less than $15 million) grew 15 percent (local currencies: 21 percent) and large orders increased 18 percent (local currencies: 25 percent) compared to the same quarter in 2005. ABB’s order backlog amounted to $13,948 million, up 8 percent (local currencies: 13 percent) compared to the same quarter in 2005.

Group EBIT also benefited from a reduction in Corporate costs to $81 million from $105 million in the year-earlier period. Non-core activities’ EBIT increased 24 percent in the quarter to $31 million.

Finance net (1) decreased slightly compared to the first quarter of 2005, in part due to reduced securitization costs. The tax rate in the quarter was 32 percent compared to 34 percent in the same quarter in 2005.

Divisional performance Q1 2006

Power Products division

			Change
2006 Q1 key figures	Q1 06	Q1 05	US$	Local
$ millions unless otherwise indicated
Orders	2,335	1,804	29%	34%
Revenues	1,488	1,379	8%	12%
EBIT	171	125	37%
EBIT margin (%)	11.5%	9.1%
Cash flow from/(used in) operating activities	61	(48)

Orders improved in the first quarter in all businesses on strong market demand for ABB’s technology. Higher base orders more than made up for lower large orders in the quarter. Higher orders in the Americas, especially the U.S., were the result of further customer investments in the power grid. Continued expansion of the power network in the Middle East, linked to high oil prices, led to higher orders in the region. Orders in Europe improved at a double-digit pace in both U.S. dollar and local currency terms, mainly the result of product replacement in western Europe. Orders in Asia increased strongly, led by China.

Revenues were up in all businesses compared to the same quarter in 2005. EBIT grew 37 percent compared to the first quarter of last year as the result of higher revenues, increased factory loadings and operational improvements, including supply management initiatives. Included in EBIT is $17 million in charges, primarily in Italy, related to the consolidation of the transformers business, announced in June 2005. The division’s EBIT margin reached 11.5 percent, up from 9.1 percent in the prior-year period. The higher EBIT together with an increase in customer advances in the quarter were the main contributors to the increase in cash flow from operating activities.

(1) Finance net is the difference between interest and dividend income and interest and other finance expense.

Power Systems division

			Change
2006 Q1 key figures	Q1 06	Q1 05	US$	Local
$ millions unless otherwise indicated
Orders	1,306	974	34%	41%
Revenues	1,012	886	14%	20%
EBIT	48	39	23%
EBIT margin (%)	4.7%	4.4%
Cash flow from/(used in) operating activities	4	(14)

Orders increased in the first quarter of 2006 across all regions, with base orders up and large orders more than doubling. Orders from the Middle East increased strongly as high oil prices fueled greater investments to expand local power networks. Growth was driven in Europe and North America primarily by the replacement of aging power infrastructure and improvements to grid reliability. Orders were higher in China, India and several other Asian countries, as customers invested primarily in new power infrastructure to support economic growth. Orders grew strongest in the Grid Systems business, primarily the result of a large order from the Middle East. The Substations business also developed positively, led by large orders from the Middle East, the U.K. and the U.S.

Revenues increased compared to the same quarter in 2005, reflecting the execution of major projects in the order backlog. EBIT and EBIT margin increased on the combination of higher revenues, greater capacity utilization and improved project execution.

Automation Products division

			Change
2006 Q1 key figures	Q1 06	Q1 05	US$	Local
$ millions unless otherwise indicated
Orders	1,944	1,605	21%	29%
Revenues	1,530	1,396	10%	17%
EBIT	221	187	18%
EBIT margin (%)	14.4%	13.4%
Cash flow from operating activities	131	106

Markets continued to develop favorably in the first quarter of 2006, especially in the oil and gas, transportation, utility and marine sectors, leading to a sharp increase in demand from end-customers, as well as original equipment manufacturers and system integrators who serve these markets. Capital expenditures in wind power also increased in the quarter, resulting in higher orders for generators, motors and low-voltage products. Orders grew in all regions, with the strongest growth in Asia, led by China. Orders also rose strongly in the Americas, especially the U.S., where orders were up in all product areas. Orders in both eastern and western Europe grew at double-digit rates in both U.S. dollar and local currency terms, despite limited growth in demand for installation products from the western European building sector.

Revenues increased compared to the same quarter in 2005, mainly as a result of favorable markets. Price increases, primarily reflecting higher raw materials costs, also contributed to the revenue growth. Higher revenues and increased capacity utilization were the primary drivers of an 18-percent increase in EBIT and a higher EBIT margin versus the first quarter of 2005.

Process Automation division

			Change
2006 Q1 key figures	Q1 06	Q1 05	US$	Local
$ millions unless otherwise indicated
Orders	1,659	1,599	4%	10%
Revenues	1,235	1,157	7%	13%
EBIT	118	93	27%
EBIT margin (%)	9.6%	8.0%
Cash flow from operating activities	4	17

An increase in base orders in the first quarter of 2006 more than offset lower large orders compared to the same quarter a year earlier. High oil prices continued to support growth in the oil and gas sector. In addition, orders in marine and turbocharging activities grew as a result of increased construction of liquefied natural gas vessels, as well as growth in the cruise vessel sector. Orders were up in the minerals sector, reflecting higher minerals prices as well as greater demand in Asia and the Middle East regions for raw materials needed for infrastructure expansion. Orders increased from a low level in the pulp and paper sector, while chemicals and pharmaceuticals orders decreased. Regionally, growth was led by the Middle East and Asia regions. Orders were lower in Europe in U.S. dollars and flat in local currencies, and lower in the Americas, where growth in the U.S. was offset mainly by lower orders in Mexico, where a large project order was booked in the first quarter of 2005.

Higher revenues in the quarter reflect increased product sales, revenues from large projects in the marine and minerals businesses and growth in service revenues. Higher revenues, improved project cost management and productivity improvements all contributed to a 27-percent increase in EBIT compared to the same quarter a year earlier. Increased utilization of engineering resources in emerging markets also contributed to the higher EBIT and EBIT margin in the first quarter.

Robotics division

			Change
2006 Q1 key figures	Q1 06	Q1 05	US$	Local
$ millions unless otherwise indicated
Orders	326	406	(20%)	(15%)
Revenues	333	350	(5%)	1%
EBIT	1	27	(96%)
EBIT margin (%)	0.3%	7.7%
Cash flow used in operating activities	(67)	(50)

Higher orders from general industry, including the packaging, consumer electronics and food sectors, were more than offset in the first quarter of 2006 by the slowdown in demand from the automotive markets, especially in North America, resulting in lower orders compared to the same quarter in 2005. Regionally, orders were flat in Europe (higher in local currencies) and lower in all other regions. In Asia, strong order growth in China was offset by lower orders in several other countries.

Revenues were lower (flat in local currencies) compared to the same quarter in 2005, mainly reflecting the reduced revenue stream from a multi-year order won in the U.S. in 2004. Measures to improve the division’s operational performance, such as higher research and development expense, consolidation costs and additional reserves for loss orders in the systems business resulted in a sharp decrease in EBIT and EBIT margin. The company expects these measures to continue to impact the division’s performance for the full year as the company accelerates its program for streamlining the business. Cash flow from operating activities decreased, reflecting the timing of customer payments on large projects.

Non-core activities

Non-core activities in the first quarter of 2006 generated EBIT of $31 million, 24 percent higher than the same quarter in 2005, mainly the result of higher EBIT from the ABB Lummus Global oil, gas and petrochemicals business and a reduced loss from Building Systems.

Corporate

Headquarters and stewardship costs decreased by $24 million compared to the first quarter of 2005 as cost reductions, mainly in the area of discretionary spending, continued at both the local and Zurich head offices.

Asbestos

ABB’s Plan of Reorganization for Combustion Engineering (CE), an ABB subsidiary in the U.S., was confirmed by the U.S. District Court for Delaware on March 1, 2006. The confirmation order and the Plan of Reorganization, which stipulates the establishment of an independent trust to address present and future asbestos claims, became final on March 31, 2006.

On April 20, 2006, ABB transferred assets – including approximately 30 million ABB shares, insurance receivables, and promissory notes – into the Asbestos Personal Injury Trust. The Plan was made effective on April 21, 2006. Further details on the expected impact on ABB’s consolidated financial statements due to the Plan having been made effective are presented in Appendix I on page 8 of this press release.

On April 21, 2006, ABB also filed a separate asbestos-related pre-packaged Plan of Reorganization for another U.S. subsidiary, ABB Lummus Global Inc., with a U.S. Bankruptcy Court. In September 2005, claimants against Lummus voted 96 percent in favor of the plan.

Outlook for the remainder of 2006

ABB expects the business environment for the rest of 2006 to remain positive. Demand for power transmission and distribution infrastructure is expected to continue growing in Asia and the Middle East. Equipment replacement and improved network efficiency and reliability are forecast to be the key drivers of higher demand in Europe and North America.

The company expects automation-related industrial investments to continue in most sectors, notably metals and minerals, marine and oil and gas. Overall, automation-related demand growth is expected to be strongest in Asia and the Americas over the rest of the year, with more modest growth in Europe.

While ABB’s overall market environment is currently very favorable, business risks include the impact of rapidly increasing oil prices on the global economy and the potential for further instability in the Middle East.

More information

The 2006 Q1 results press release and presentation slides are available from April 27, 2006 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a media call today starting at 9:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611; from Sweden, +46 8 5069 2105; from the U.S. and Canada +1 (1) 866 291 4166; and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 254, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 12:00 p.m. CET (6:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 10 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 138, followed by the # key.

Investor calendar 2006

ABB Ltd Annual General Meeting	May 4, 2006
Q2 2006 results	July 27, 2006
Q3 2006 results	October 26, 2006

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 105,000 people.

Zurich, April 27, 2006

Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the section entitled “Outlook for the remainder of 2006,” as well as other statements concerning the outlook, and revenue and margin targets for our businesses. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:		Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt		Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)		Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Tel:	+41 43 317 6492	USA: Tel. +1 203 750 7743
	+41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com

				Change
ABB key figures Q1 2006		Q1 06	Q1 05	$	Local
$ millions unless otherwise indicated
Orders	Group	7,090	6,166	15%	21%
	Power Products	2,335	1,804	29%	34%
	Power Systems	1,306	974	34%	41%
	Automation Products	1,944	1,605	21%	29%
	Process Automation	1,659	1,599	4%	10%
	Robotics	326	406	(20%)	(15%)
	Non-core activities	304	366	(17%)	(11%)
	Corporate (consolidation)	(784)	(588)
Revenues	Group	5,420	5,060	7%	13%
	Power Products	1,488	1,379	8%	12%
	Power Systems	1,012	886	14%	20%
	Automation Products	1,530	1,396	10%	17%
	Process Automation	1,235	1,157	7%	13%
	Robotics	333	350	(5%)	1%
	Non-core activities	358	436	(18%)	(12%)
	Corporate (consolidation)	(536)	(544)
EBIT	Group	509	391	30%
	Power Products	171	125	37%
	Power Systems	48	39	23%
	Automation Products	221	187	18%
	Process Automation	118	93	27%
	Robotics	1	27	(96%)
	Non-core activities	31	25	24%
	Corporate	(81)	(105)
EBIT margin (%)	Group	9.4%	7.7%
	Power Products	11.5%	9.1%
	Power Systems	4.7%	4.4%
	Automation Products	14.4%	13.4%
	Process Automation	9.6%	8.0%
	Robotics	0.3%	7.7%

Orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q1 06	Q1 05	US$	Local	Q1 06	Q1 05	US$	Local
Europe	3,183	3,107	2%	12%	2,468	2,591	(5%)	4%
Americas	1,282	1,105	16%	13%	1,078	872	24%	21%
Asia	1,790	1,400	28%	32%	1,353	1,073	26%	32%
Middle East and Africa	835	554	51%	57%	521	524	(1%)	4%
Group total	7,090	6,166	15%	21%	5,420	5,060	7%	13%

Appendix I

Expected impact on ABB’s consolidated financial statements following the effective date of the Modified CE Plan of Reorganization

The significant expected impacts on our second quarter 2006 consolidated financial statements following the effective date of the Modified CE Plan of Reorganization are described below. For additional information regarding our asbestos liabilities, please refer to our 2005 Annual Report on Form 20-F.

Balance sheet impacts

The 30,298,913 ABB shares reserved to cover part of ABB’s asbestos liabilities were contributed to the Combustion Engineering
524(g) Asbestos Personal Injury Trust (PI Trust) on April 20, 2006, and will result in a reduction in the item Provisions and other by approximately $400 million, the fair value of the shares on the date of contribution. This amount will be offset by a corresponding increase in the item Capital stock and additional paid-in capital.

In addition, some $400 million of the approximately $505 million of promissory notes and other contributions will be reclassified from Provisions and other to non-current liabilities. The value of certain of these liabilities will be discounted at ABB’s incremental borrowing rate, the future effect of which is described below. Of the remaining approximately $105 million classified in Provisions and other, we will make payments of approximately $20 million to the PI Trust during the second quarter of 2006, resulting in approximately $85 million of current liabilities related to the Plan as of June 30, 2006.

Additionally, on April 20, 2006 approximately $200 million of assets, included in Receivables, net, and Financing receivables representing insurance receivable assets including restricted cash received from insurance carriers under settlement agreements, were contributed to the PI trust in accordance with the Plan. Accordingly, we expect our second quarter financial statements to reflect this asset transfer along with a corresponding decrease in Provisions and other reflecting the payment of this liability.

Income statement impacts

The discount adjustment on the value of contributed promissory notes described above will result in income of approximately $40 million that will be included in the item Income (loss) from discontinued operations, net of tax in ABB’s second quarter 2006 income statement. Other costs associated with the finalization of the Plan may also be included in this item.

The future accretion of interest related to the discount adjustment on the promissory note contributions will be reflected in the item Interest and other finance expense in our consolidated income statement over approximately three years.

In addition, the mark-to-market accounting treatment of the ABB CE Settlement Shares contributed to the PI Trust, for the period from the beginning of the second quarter until the date they were contributed to the PI Trust, will result in a loss of approximately $25 million included in the item Income (loss) from discontinued operations, net of tax in our second quarter 2006 income statement.

All of the expected impacts described above are based on our current expectations which are dependent upon estimates and assumptions related to both legal and accounting matters. Should additional circumstances or events arise, the actual impact on our consolidated financial statements may differ from our expectations.

Appendix II

Reconciliation of financial measures Q1 2006	Q1 06	Q1 05
$ millions unless otherwise indicated
EBIT margin:
Earnings before interest and taxes	509	391
Revenues	5,420	5,060
EBIT margin	9.4%	7.7%

Net margin:
Net income	204	199
Revenues	5,420	5,060
Net margin	3.8%	3.9%

	At Mar. 31, 2006	At Dec. 31, 2005
Net debt:
Short-term debt and current maturities of long-term debt	168	169
Long-term debt	3,966	3,933
Total debt	4,134	4,102
Cash and equivalents	3,066	3,226
Marketable securities and short-term investments	641	368
Cash and marketable securities	3,707	3,594
Net debt	427	508

Gearing:
Total debt	4,134	4,102
Total stockholders’ equity	3,834	3,483
Minority interest	376	341
Gearing	50%	52%

EBIT margin and net margin are calculated by dividing EBIT and net income, respectively, by total revenues. Management believes EBIT margin and net margin are useful measures of profitability and uses them as performance targets.

Net debt is a financial measure that is calculated as our total debt less cash and equivalents less our marketable securities and short term investments.

Gearing is a financial measure that is calculated as our total debt divided by the sum of total debt plus total stockholder’s equity, including minority interest. Total debt used for the purpose of calculating net debt and gearing equals Long-term debt plus Short-term debt and current maturities of long-term debt. Management believes net debt and gearing are helpful in analyzing our leverage and it considers both measures in evaluating possible financing transactions.

Local currencies

The results of operations and financial position of many of ABB’s non-U.S. subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Summary Financial Information

ABB Ltd Consolidated Income Statements	Jan.-Mar. 2006	Jan.-Mar. 2005
$ millions, except share data (unaudited)
Sales of products	4,571	4,288
Sales of services	849	772
Total revenues	5,420	5,060
Cost of products	(3,359)	(3,225)
Cost of services	(577)	(533)
Total cost of sales	(3,936)	(3,758)
Gross profit	1,484	1,302
Selling, general & administrative expenses	(997)	(962)
Other income (expense) net	22	51
Earnings before interest and taxes	509	391
Interest and dividend income	34	35
Interest and other finance expense	(68)	(77)
Income from continuing operations before taxes and minority interest	475	349
Provision for taxes	(150)	(117)
Minority interest	(31)	(20)
Income from continuing operations	294	212
Loss from discontinued operations, net of tax	(90)	(13)
Net income	204	199

Basic and diluted earnings per share
Income from continuing operations before taxes and minority interest	0.14	0.10
Loss from discontinued operations, net of tax	(0.04)	—
Net income	0.10	0.10

ABB Ltd Consolidated Balance Sheets	At March 31, 2006	At Dec. 31, 2005
$ millions, except share data (unaudited)
Cash and equivalents	3,066	3,226
Marketable securities & short-term investments	641	368
Receivables, net	6,709	6,515
Inventories, net	3,521	3,074
Prepaid expenses	242	251
Deferred taxes	575	473
Other current assets	199	189
Assets held for sale and in discontinued operations	44	52
Total current assets	14,997	14,148

Financing receivables	631	645
Property, plant and equipment, net	2,585	2,565
Goodwill	2,498	2,479
Other intangible assets, net	333	349
Prepaid pension and other employee benefits	610	605
Investments in equity method companies	627	618
Deferred taxes	591	628
Other non-current assets	227	239
Total assets	23,099	22,276

Accounts payable, trade	3,522	3,321
Accounts payable, other	1,174	1,172
Short-term debt and current maturities of long-term debt	168	169
Advances from customers	1,109	1,005
Deferred taxes	196	187
Provision and other	3,886	3,769
Accrued expenses	1,773	1,909
Liabilities held for sale and in discontinued operations	66	74
Total current liabilities	11,894	11,606

Long-term debt	3,966	3,933
Pension and other employee benefits	1,261	1,233
Deferred taxes	733	692
Other liabilities	1,035	988
Total liabilities	18,889	18,452

Minority interest	376	341
Stockholders’ equity:
Capital stock and additional paid-in capital	3,137	3,121
Retained earnings	2,664	2,460
Accumulated other comprehensive loss	(1,837)	(1,962)
Less: Treasury stock, at cost (11,012,805 and 11,531,106 shares at March 31, 2006 and December 31, 2005)	(130)	(136)
Total stockholders’ equity	3,834	3,483
Total liabilities and stockholders’ equity	23,099	22,276

ABB Ltd Consolidated Statements of Cash Flows	Jan.-Mar. 2006	Jan.-Mar. 2005
$ millions (unaudited)
Operating activities
Net income	204	199
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	135	142
Provisions	166	(41)
Pension and post-retirement benefits	2	15
Deferred taxes	48	31
Net gain from sale of property, plant and equipment	(9)	(18)
Income from equity accounted companies	(24)	(33)
Minority interest	31	20
Other	(74)	30
Changes in operating assets and liabilities:
Marketable securities (trading)	—	1
Trade receivables	(75)	(14)
Inventories	(368)	(341)
Trade payables	135	(64)
Other assets and liabilities, net	(132)	(137)
Net cash provided by (used in) operating activities	39	(210)

Investing Activities
Changes in financing receivables	7	55
Purchases of marketable securities and short-term investments (other than trading)	(1,243)	(714)
Purchases of property, plant and equipment and intangible assets	(89)	(79)
Acquisition of businesses (net of cash acquired)	—	(7)
Proceeds from sales of marketable securities and short-term investments (other than trading)	1,028	195
Proceeds from sales of property, plant and equipment	14	22
Proceeds from sales of businesses (net of cash disposed)	13	(36)
Net cash used in investing activities	(270)	(564)

Financing Activities
Changes in borrowings with maturities of 90 days or less	23	1
Increases in borrowings	17	72
Repayment of borrowings	(38)	(258)
Other	23	19
Net cash provided by (used in) financing activities	25	(166)

Effects of exchange rate changes on cash and equivalents	46	(133)
Adjustment for the net change in cash and equivalents held for sale and in discontinued operations	—	11
Net change in cash and equivalents - continuing operations	(160)	(1,062)

Cash and equivalents beginning of period	3,226	3,676
Cash and equivalents end of period	3,066	2,614

Interest paid	68	72
Taxes paid	129	119

ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumu- lated other compre-hensive loss	Treasury stock	Total stock- holders’ equity
Balance at January 1, 2005	3,083	1,725	(1,708)	12	(206)	56	(1,846)	(138)	2,824
Comprehensive income:
Net income		199							199
Foreign currency translation adjustments			3				3		3
Effect of change in fair value of available-for-sale securities, net of tax				(4)			(4)		(4)
Minimum pension liability adjustments, net of tax					11		11		11
Change in derivatives qualifying as cash flow hedges, net of tax						(39)	(39)		(39)
Total comprehensive income									170
Balance at March 31, 2005	3,083	1,924	(1,705)	8	(195)	17	(1,875)	(138)	2,994

Balance at January 1, 2006	3,121	2,460	(1,756)	1	(214)	7	(1,962)	(136)	3,483
Comprehensive income:
Net income		204							204
Foreign currency translation adjustments			98				98		98
Effect of change in fair value of available-for-sale securities, net of tax				(2)			(2)		(2)
Minimum pension liability adjustments, net of tax					(5)		(5)		(5)
Change in derivatives qualifying as cash flow hedges, net of tax						34	34		34
Total comprehensive income									329
Call options	19								19
Employee incentive plans	(3)							6	3
Balance at March 31, 2006	3,137	2,664	(1,658)	(1)	(219)	41	(1,837)	(130)	3,834

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 28, 2006	By:	/s/ Hans Enhoerning
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel